Exhibit 99.42

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018 AND 2017

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars — unaudited)

	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$15,474	$10,151
Accounts receivable	10,410	7,719
Investments (Note 6)	3,661	—
Prepaid expenses and other current assets	272	217
Total current assets	29,817	18,087

Non-current assets
Deferred financing costs and other	1,112	859
Royalty, stream and other interests (Note 5)	234,975	132,665
Deferred tax asset	1,065	1,032
Total assets	$266,969	$152,643

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,682	$2,426
Income taxes payable	1,012	1,593
Total current liabilities	2,694	4,019

Non-current liabilities
Loan facility (Note 7)	7,120	11,908
Total liabilities	9,814	15,927

Equity
Capital and reserves
Share capital (Note 8a)	246,431	138,412
Reserves	17,364	10,987
Accumulated other comprehensive loss	(2,566)	(7,043)
Deficit	(4,074)	(5,640)
Total equity	257,155	136,716

Total liabilities and equity	$266,969	$152,643

Subsequent Events (Note 6 & 7)

Contractual Obligations (Note 15)

See accompanying notes to the condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Robert Doyle, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive (Loss) Income

(in thousands of Canadian dollars, except for earnings per share — unaudited)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Gold sales (Note 14)	$1,921	$891	$4,813	$2,555
Royalty revenue (Note 14)	7,882	3,714	20,235	9,875
Total revenue	9,803	4,605	25,048	12,430

Cost of sales, excluding depletion	(1,035)	(461)	(2,454)	(1,322)
Depletion (Note 5)	(4,882)	(2,042)	(12,639)	(5,185)
Total cost of sales	(5,917)	(2,503)	(15,093)	(6,507)
Gross profit	3,886	2,102	9,955	5,923

Administrative expenses, excluding share-based compensation (Note 9)	(931)	(438)	(3,051)	(1,849)
Share-based compensation expense	(489)	(676)	(1,482)	(1,578)
Impairment of royalty interests	—	—	—	(463)
Income from operations	2,466	988	5,422	2,033

Other income and expenses
Foreign exchange (loss) gain	(153)	299	(433)	631
Other (expense) income	(30)	5	(118)	21
Finance expense	(888)	(190)	(2,482)	(191)
Income before income taxes	1,395	1,102	2,389	2,494

Income tax expense (Note 13)	(576)	(398)	(823)	(944)
Net income for the period	$819	$704	$1,566	$1,550

Earnings per share (Note 10)
Basic earnings per share	$0.00	$0.00	$0.01	$0.01
Diluted earnings per share	$0.00	$0.00	$0.01	$0.01

Weighted average number of common shares outstanding
Basic	215,316,898	149,739,103	175,517,720	143,542,963
Diluted	226,017,108	156,106,382	184,038,664	148,646,860

Other Comprehensive (Loss) Income
Net income for the period	$819	$704	$1,566	$1,550
Item that may subsequently be reclassified to net income:
Foreign currency translation	(4,329)	(5,162)	2,481	(9,063)
Item that will not be subsequently reclassified to net income:
Changes in fair value of investments (Note 6)	2,293	—	1,996	—
Comprehensive (loss) income for the period	$(1,217)	$(4,458)	$6,043	$(7,513)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars — unaudited)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Operating activities
Net income for the period	$819	$704	$1,566	$1,550

Depletion and amortization	4,885	2,042	12,698	5,185
Income tax expense	576	398	823	944
Impairment of royalty interest	—	—	—	463
Share-based compensation expense	489	676	1,482	1,578
Accretion of loan facility	729	147	2,187	147
Unrealized foreign exchange loss (gain)	(24)	(322)	201	(434)
Income taxes paid	(776)	(18)	(1,450)	(78)
Changes in non-cash working capital (Note 11)	(1,890)	(2,163)	(5,796)	(5,383)
Net cash provided by operating activities	$4,808	$1,464	$11,711	$3,972

Investing activities
Acquisition of royalty interests and other (Note 4)	(422)	(96)	(22,844)	(6,683)
Proceeds from rights of first refusal (Note 4)	22,367	—	22,367	—
Proceeds from disposal of royalty interest	—	—	—	1,040
Proceeds from disposal of equity investments (Note 6)	—	—	959	—
Net cash provided by (used in) investing activities	$21,945	$(96)	$482	$(5,643)

Financing activities
Proceeds from loan facilities (Note 7)	7,162	12,647	20,438	12,647
Repayment of loan facility (Note 7b)	(26,034)	—	(26,034)	—
Proceeds from issuance of common shares and subscription receipts	—	9,878	—	9,878
Proceeds from exercise of stock options	—	—	207	—
Financing costs	(173)	(241)	(1,013)	(241)
Interest paid	(119)	—	(521)	—
Net cash (used in) provided by financing activities	$(19,164)	$22,284	$(6,923)	$22,284

Effect of exchange rate changes on cash and cash equivalents	(428)	(533)	53	(658)
Increase in cash and cash equivalents	7,161	23,119	5,323	19,955
Cash and cash equivalents at the beginning of the period	8,313	9,597	10,151	12,761
Cash and cash equivalents at the end of the period	$15,474	$32,716	$15,474	$32,716

Supplemental cash flow information (Note 11)

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares — unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) $	Deficit $	Total equity $
Balance, December 31, 2017	153,595,797	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Net income for the period	—	—	—	—	—	1,566	1,566
Foreign currency translation adjustment	—	—	—	—	2,481	—	2,481
Changes in fair value on investments (Note 6)	—	—	—	—	1,996	—	1,996
Shares and warrants issued to Newmont for Royalties (Note 4)	60,000,000	105,588	6,707	—	—	—	112,295
Shares issued as repayment and interest of loan facility (Note 7b)	1,114,792	1,439	—	(1,033)	—	—	406
Shares issued for options exercised (Note 8c)	384,000	437	—	(234)	—	—	203
Shares issued as compensation (Note 8a)	336,669	555	—	—	—	—	555
Share-based compensation	—	—	—	937	—	—	937
Balance, September 30, 2018	215,431,258	246,431	14,534	2,830	(2,566)	(4,074)	257,155

Balance, December 31, 2016	132,687,856	107,536	7,827	650	1,319	(8.323)	109,009
Net income for the period	—	—	—	—	—	1,550	1,550
Foreign currency translation adjustment	—	—	—	—	(9,063)		(9,063)
Shares issued for acquisition of royalties	12,300,000	20,250	—	—	—	—	20,250
Shares issued as compensation	390,941	546					546
Share-based compensation	—	—	—	1,032	—	—	1,032
Shares issued and to be issued for the CEF Loan Facility and private placement	5,900,000	7,965	—	1,033	—	—	8,998
Shares issued	2,317,000	3,128	—	—	—	—	3,128
Share issuance costs	—	(1,013)	—	—	—	—	(1,013)
Balance, September 30, 2017	153,595,797	138,412	7,827	2,715	(7,744)	(6,773)	134,437

See accompanying notes to the condensed consolidated interim financial statements.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage gold and other precious metal royalties and purchase agreements (“Gold Streams” or “Streams”). Maverix may acquire existing royalties or streams or it may acquire newly created royalties and streams from companies that have advanced stage development projects or operating mines. Net Smelter Returns (“NSR”) royalty and Gross Revenue Royalty (“GRR”) (collectively “Royalty” or “Royalties”) interests are non-operating interests in mining projects that provide to the holder the right to receive a percentage of the gross revenue from the metals produced from the mining project after deducting specified costs, if any (a NSR royalty) or a percentage of the gross revenue from metals produced from the project (a GRR). In return for making an upfront payment to acquire a Gold Stream or Stream, Maverix receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the underlying commodity, a percentage of a mine’s production for the life of mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 20, 2018.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board, applicable to preparation of interim financial statements including International Accounting Standard 34- Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, with the exception of those policies described in Note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2018 related to the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9, Financial Instruments (“IFRS 9”) on January 1, 2018. No adjustments were recorded as a result of adopting IFRS 15 and IFRS 9. The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All amounts are presented in thousands of Canadian dollars unless otherwise noted.

C.            Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2017, the IASB issued IFRS Interpretations Committee (“IFRIC”) Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

becomes effective January 1, 2019 and is to be applied retrospectively. The Company is currently assessing the impact on the Company’s consolidated financial statement.

3.              FINANCIAL INSTRUMENTS

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio. At September 30, 2018, the Company had $2.2 million of accounts receivable that was more than 90 days overdue, which was subsequently collected.

Currency Risk

Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and tax liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net (loss) income by $0.7 million.

Liquidity Risk

In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at September 30, 2018, the Company had cash and cash equivalents of $15.5 million (December 31, 2017: $10.2 million) and working capital of $27.1 million (December 31, 2017: $14.1 million). In addition as at September 30, 2018, the Company has US$44.5 million undrawn under its Revolving Facility (Note 7).

The Company also holds common shares of other companies with a combined fair value as at September 30, 2018 of $3.7 million (December 31, 2017: $nil) (Note 6). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The carrying values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the financial instruments bearing a market rate of interest or having a short-term maturity. The Company has not included fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The Company’s investments are measured at fair value on a recurring basis based on quoted prices in active markets. Consequently, the $3.7 million of investments held as at September 30, 2018 are classified as Level 1. The fair values of the royalty and other interest acquired as part of the Newmont Portfolio Acquisition were determined using a market approach using unobservable inputs into discounted cash flow projections and comparable transactions (Note 4). As a result, the acquisition date fair value of $135.0 million for the assets acquired is a Level 3 fair value measurement.

4.              NEWMONT PORTFOLIO ACQUISITION

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively “Newmont”) to acquire a portfolio of royalties. As consideration for the purchase, the Company issued 60,000,000 common shares, 10,000,000 common share purchase warrants and paid US$17.0 million in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the Agreement, a few of the underlying property owners provided notification they were exercising their ROFRs. As a result, Maverix acquired a total of 51 royalties (the “Newmont Portfolio”) pursuant to the Agreement and received aggregate total proceeds of $22.4 million in cash upon the completion of the ROFR transactions.

The fair value of the Newmont Portfolio acquired was determined to be $135.0 million. The Company used discounted cash flow models for producing or near term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used a discount rate of 5% for producing assets and from 5% to 10% for assets not in production. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $135.0 million over the cash consideration of $22.7 million was allocated to the common shares and common shares purchase warrants using the residual method. The fair value of the 10,000,000 warrants were calculated using the Black-Scholes pricing model (“BSM”) and the residual value was allocated to the 60,000,000 common shares. The following assumptions were used in the BSM: grant date share price of US$1.30, exercise price of US$1.64, expected volatility of 51%, risk-free interest rate of 2.1% and expected life of 5 years.

The significant and other assets acquired in the Newmont Portfolio include the following:

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay gold mine operated by TMAC Resources Inc.

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove gold project located in central Nevada owned by Premier Gold Mines Limited.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Converse project located in northern Nevada owned by Waterton.

Amulsar Royalty Quarterly Payments (Vayots Dzor Marz & Syunik Marz, Armenia)

The Company owns a royalty payment agreement from Lydian International Ltd., which provides for 20 quarterly instalments of US$1 million beginning after commercial production at the Amulsar development property, is achieved.

Other:

The Company also acquired 46 development and exploration stage royalties, of which, there are twenty eight (28) in the United States, four (4) in Canada, four (4) in Australia, and the remaining ten (10) are in other jurisdictions.

5.              ROYALTY, STREAM AND OTHER INTERESTS

a)             Carrying amounts

The following table summarizes the Company’s Royalty, Gold Stream and Other interests as at and for the nine months ended September 30, 2018:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$	$

Amulsar	ARM	—	18,748	18,748	—	—	—	—	(317)	18,431
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(3,335)	—	(4,868)	(717)	14,379
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	(12)	2,848
Converse	USA	—	13,220	13,220	—	—	—	—	(224)	12,996
Dominador	CHL	598	—	598	—	—	—	—	(26)	572
Florida Canyon	USA	15,984	—	15,984	(759)	(891)	—	(1,650)	(175)	14,159
Gemfield	USA	—	11,587	11,587	—	—	—	—	(196)	11,391
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	—	(114)	6,599
Hope Bay	CAN	—	30,682	30,682	—	(710)	—	(710)	(523)	29,449
Karma	BFA	25,852	18	25,870	(446)	(1,788)	—	(2,234)	107	23,743
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	(20)	4,660
La Colorada	MEX	22,620	—	22,620	(1,368)	(1,222)	—	(2,590)	(97)	19,933
Lightning Nickel	AUS	434	—	434	(26)	(387)	—	(413)	(21)	—
McCoy-Cove	USA	—	15,807	15,807	—	—	—	—	(268)	15,539
Moose River	CAN	4,810	—	4,810	(86)	(750)	—	(836)	(25)	3,949
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(1,575)	—	(4,210)	(560)	8,002
Romero	DOM	6,984	—	6,984	—	—	—	—	(304)	6,680
San Jose Mine	MEX	7,150	—	7,150	(1,265)	(774)	—	(2,039)	(30)	5,081
Shalipayco	PER	4,290	—	4,290	—	—	—	—	(18)	4,272
Silvertip	CAN	5,858	—	5,858	—	(31)	—	(31)	(251)	5,576
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	(20)	4,660
Vivien	AUS	4,457	—	4,457	(1,551)	(903)	—	(2,454)	(165)	1,838
Other royalties	Various	4,944	11,794	16,738	—	—	—	—	(328)	16,410
Other	USA	—	4,122	4,122	—	(273)	—	(273)	(41)	3,808
Total(1)		148,937	112,691	261,628	(9,669)	(12,639)	—	(22,308)	(4,345)	234,975

(1)             Total Royalty, Gold Stream, and Other interests include carrying amounts in the following countries: $71.7 million in United States, $40.4 million in Canada, $29.7 million in Mexico, $26.1 million in Australia, $23.9 million in Burkina Faso, $18.4 in Armenia, $10.9 million in Peru, $6.7 million in Dominican Republic, $4.1 million in Argentina and $3.1 million in other various countries.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The following table summarizes the Company’s Royalty, Gold Stream and Other interests as at and for the year ended December 31, 2017:

		Cost			Accumulated Depletion
(in thousands)	Country	Opening	Additions (disposals)	Ending	Opening	Depletion	Impairment	Disposal	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$		$	$	$	$

Beta Hunt — Gold and Nickel	AUS	14,997	4,967	19,964	(27)	(1,506)	—	—	(1,533)	(1,249)	17,182
Calcatreu	ARG	2,860	—	2,860	—	—	—	—	—	(100)	2,760
Dominador	CHL	598	—	598	—	—	—	—	—	(44)	554
Florida Canyon	USA	—	15,984	15,984	—	(759)	—	—	(759)	(635)	14,590
Jojoba	MEX	1,495	(1,495)	—	—	—	(463)	463	—	—	—
Karma	BFA	—	25,852	25,852	—	(446)	—	—	(446)	(668)	24,738
La Bolsa	MEX	4,680	—	4,680	—	—	—	—	—	(164)	4,516
La Colorada	MEX	22,620	—	22,620	(306)	(1,062)	—	—	(1,368)	(745)	20,507
Lightning Nickel	AUS	434	—	434	—	(26)	—	—	(26)	(31)	377
Moose River	CAN	4,810	—	4,810	—	(86)	—	—	(86)	(165)	4,559
Mt. Carlton	AUS	12,772	—	12,772	(166)	(2,469)	—	—	(2,635)	(848)	9,289
Panton Sill	AUS	1,060	—	1,060	—	—	—	—	—	(78)	982
Pico Machay	PER	1,560	—	1,560	—	—	—	—	—	(55)	1,505
Romero	DOM	6,984	—	6,984	—	—	—	—	—	(511)	6,473
San Jose Mine	MEX	7,150	—	7,150	(420)	(845)	—	—	(1,265)	(206)	5,679
Shalipayco Project	PER	4,290	—	4,290	—	—	—	—	—	(150)	4,140
Silvertip	CAN	—	5,858	5,858	—	—	—	—	—	(413)	5,445
Tres Cruces	PER	4,680	—	4,680	—	—	—	—	—	(164)	4,516
Vivien	AUS	4,457	—	4,457	(194)	(1,357)	—	—	(1,551)	(245)	2,661
Other	Various	2,324	—	2,324	—	—	—	—	—	(132)	2,192
Total(1)		97,771	51,166	148,937	(1,113)	(8,556)	(463)	463	(9,669)	(6,603)	132,665

(1)             Total Royalty, Gold Stream and Other interests include carrying amounts in the following countries: $30.7 million in Mexico, $30.5 million in Australia, $24.7 million in Burkina Faso, $14.6 million in United States, $10.2 million in Peru, $10.0 million in Canada, $6.5 million in Dominican Republic, $2.8 million in Argentina, and $2.7 million in other countries.

6.              INVESTMENTS

Balance at December 31, 2017	$—
Additions	2,567
Disposals	(959)
Fair value adjustments	1,996
Foreign exchange movement	57
Balance at September 30, 2018	$3,661

During the nine months ended September 30, 2018, the Company received common shares as settlement for certain outstanding royalty receivables. The Company has made the irrevocable election to designate these marketable equity securities as fair value through other comprehensive income (“FVTOCI”). For the three and nine months ended September 30, 2018, the Company recognized a gain of $2.3 million and $2.0 million, respectively, in other comprehensive income in relation to mark-to-market adjustments on these investments. Subsequent to September 30, 2018, the Company disposed of $3.2 million of marketable securities at an amount equal to their carrying amount at September 30, 2018.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

7.              LOAN FACILITY

a)             Revolving Credit Facility

On June 21, 2018, the Company entered into a US$50 million revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“NBC”) (the “Revolving Facility”). The Revolving Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBC. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56% - 0.90% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement).

The Revolving Facility is secured against the Company’s assets, including the Company’s royalty, stream and other interests. Under the Revolving Facility credit agreement, the Company is required to maintain a certain tangible net worth and leverage and interest coverage ratios. As of September 30, 2018, the Company was in compliance with the covenants.

As at September 30, 2018, the Company had drawn US$5.5 million from the Revolving Facility, leaving US$44.5 million available. The amounts drawn were used to help fund the repayment of the previously outstanding US$20 million loan facility with CEF (Capital Markets) Limited (the “CEF Facility”) (Note 7b). Subsequent to September 30, 2018, the Company repaid US$5.5 million of the Revolving Facility, leaving US$50 million available.

b)             CEF Facility

The Revolving Facility agreement required that all outstanding obligations under the existing CEF Facility be repaid on or before August 17, 2018. On July 31, 2018, the Company repaid the CEF Facility in full and it was canceled. As a result of the revised repayment date of the CEF Facility, the Company recognized an increase in the carrying amount of the loan facility of $1.1 million with a corresponding increase in finance expense.

The following table summarizes the Company’s CEF Facility as at September 30, 2018 and changes during the period then ended:

CEF Facility
Balance at December 31, 2016	$—
Proceeds from the loan facility	12,647
Financing costs	(734)
Accretion of the loan facility	463
Current portion of interest included in accounts payable and accrued liabilities	(372)
Foreign exchange movement	(96)
Balance at December 31, 2017	$11,908
Additional proceeds from the loan facility	13,276
Financing costs	(623)
Adjustment for revised repayment date	1,102
Accretion of the loan facility	893
Interest payments	(719)
Repayment of the loan facility	(26,034)
Foreign exchange movement	197
Balance at September 30, 2018	$—

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

8.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

On June 29, 2018, the Company issued 60,000,000 common shares to Newmont as part of the consideration for the Newmont Portfolio (Note 4).

In May 2018, the Company issued 336,669 common shares for $0.6 million in share-based compensation based on a $1.65 share price.

b)             Share Purchase Warrants

The following table summarizes the warrants outstanding as at September 30, 2018 and changes during the nine month period then ended:

	Warrants	Exercise Price
	#	US$
Balance at incorporation January 9, 2016	—	—
Plan of Arrangement	10,000,000	$0.546
Plan of Arrangement	10,000,000	$0.78
Exercised	(10,000,000)	$0.546
Incentive warrants	6,500,000	$1.20
Gold Fields Royalty Portfolio Purchase	10,000,000	$1.20
Balance at December 31, 2017	26,500,000	$1.04
Newmont Portfolio Purchase (Note 4)	10,000,000	$1.64
Balance at September 30, 2018	36,500,000	$1.21

A listing of the Company’s outstanding warrants as at September 30, 2018 is presented below:

	Exercise Price
Number outstanding	US$	Expiry Date
10,000,000	$0.78	July 8, 2021
6,500,000	$1.20	July 8, 2021
10,000,000	$1.20	December 23, 2021
10,000,000	$1.64	June 29, 2023
36,500,000

c)              Share-based Payments: Employee Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable stock options to purchase common shares of the Company at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted. Under this Plan, the aggregate number of common stock options shall not exceed 10% of the issued and outstanding common shares of the Company, and if any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All options vest over a period determined by the Board of Directors and expire up to five years after issuance.

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

The following table summarizes options which were outstanding and exercisable for the nine month period ended September 30, 2018 and year ended December 31, 2017:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2016	2,907,000	0.54
Granted	2,526,803	1.40
Balance at December 31, 2017	5,433,803	0.94

Balance at December 31, 2017	5,433,803	0.94
Granted	1,813,130	1.65
Exercised	(384,000)	0.54
Forfeited	(449,899)	1.40
Cancelled	(50,000)	0.54
Balance at September 30, 2018	6,363,034	1.14

Options which have vested and are exercisable at September 30, 2018	2,463,952	0.90

The weighted-average share price, at the time of exercise, for the options that were exercised during the nine months ended September 30, 2018 was $1.66 per share (period ended September 30, 2017: no options were exercised). The weighted average remaining contractual life of the options as at September 30, 2018 was 3.58 years (September 30, 2017: 4.12 years).

9.              GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Corporate administration	$161	$(71)	$567	$443
Employee salaries and benefits	625	224	1,796	1,001
Professional fees	145	285	632	405
Amortization	—	—	56	—
Total administrative expenses	$931	$438	$3,051	$1,849

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

10.       BASIC AND DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income for the period	$819	$704	$1,566	$1,550
Basic weighted average number of shares	215,316,898	149,739,103	175,517,720	143,542,963
Basic earnings per share	$0.00	$0.00	$0.01	$0.01

Effect of dilutive securities
Warrants	8,292,232	4,461,064	6,313,052	3,238,798
Stock options	2,407,978	1,906,215	2,207,892	1,865,099
Diluted weighted average number of common shares	226,017,108	156,106,382	184,038,664	148,646,860
Diluted earnings per share	$0.00	$0.00	$0.01	$0.01

11.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Accounts receivable	$(1,877)	$(1,927)	$(5,150)	$(2,244)
Prepaid expenses and other current assets	58	(143)	(31)	(128)
Accounts payable and accrued liabilities	(71)	(93)	(615)	(3,011)
Changes in non-cash working capital	$(1,890)	$(2,163)	$(5,796)	$(5,383)

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties (Note 4)	$—	$—	$112,295	$20,250
Settlement of receivables in equity investments	$1,000	$—	$2,705	$—
Interest on CEF Facility paid in common shares	$241	$—	$406	$—
Shares issued as financing fees	$—	$2,045	$—	$2,045

Cash and cash equivalents at the end of the period:
Cash at bank	$15,474	$17,005	$15,474	$17,005
Short-term deposit	$—	$15,711	$—	$15,711

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

12.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Share-based compensation	$190	$216	$378	$542
Salaries and benefits	614	119	1,218	356
Total compensation	$804	$335	$1,596	$898

During the three and nine month periods ended September 30, 2018, the Company purchased $1.0 million and $2.5 million ($0.5 million and $1.3 million for the comparable periods in 2017) of refined gold from Pan American Silver Corp., which has significant influence over the Company, under its La Colorada Gold Stream agreement (Note 5).

13.       TAXATION

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Income before income taxes	$1,395	$1,102	$2,389	$2,494
Statutory tax rate	27.0%	26.0%	27.0%	26.0%
Expected expense of income taxes	$377	$287	$645	$648

Increase (decrease) due to:
Foreign tax rate differences	84	64	137	128
Non-deductible expenses	197	267	321	414
Withholding taxes	186	17	432	78
Effect of foreign exchange on tax expense	—	(708)	—	(1,105)
Change in unrecognized temporary differences	(268)	287	185	655
Effect of true-ups in prior year temporary differences	—	—	(897)	—
Other	—	184	—	126
Income tax expense	$576	$398	$823	$944

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

14.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Segmented information is summarized in the tables below:

For the three months ended September 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	3,114	—	(1,749)	1,365	847
Florida Canyon	—	383	—	(273)	110	485
Hope Bay	—	502	—	(303)	199	443
Karma	—	662	—	(597)	65	682
La Colorada	1,921	—	(1,035)	(515)	371	885
Moose River	—	874	—	(306)	568	735
Mt. Carlton	—	1,202	—	(550)	652	1,205
San Jose	—	494	—	(310)	184	420
Silvertip	—	128	—	(31)	97	33
Vivien	—	523	—	(248)	275	754
Corporate	—	—	—	—	(2,491)	(1,681)
Consolidated total	1,921	7,882	(1,035)	(4,882)	1,395	4,808

For the three months ended September 30, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	1,123	—	(527)	596	43
Florida Canyon	—	613	—	(404)	209	19
La Colorada	891	—	(461)	(235)	195	430
Mt. Carlton	—	948	—	(269)	679	993
San Jose	—	295	—	(201)	94	361
Vivien	—	735	—	(406)	329	667
Corporate	—	—	—	—	(1,000)	(1,049)
Consolidated total	891	3,714	(461)	(2,042)	1,102	1,464

Maverix Metals Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the nine months ended September 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	5,566	—	(3,335)	2,231	1,123
Florida Canyon	—	1,420	—	(891)	529	1,256
Hope Bay	—	1,261	—	(710)	551	762
Karma	—	2,103	—	(1,788)	315	2,049
La Colorada	4,813	—	(2,454)	(1,222)	1,137	2,359
Moose River	—	2,178	—	(750)	1,428	1,833
Mt Carlton	—	3,437	—	(1,575)	1,862	3,524
San Jose	—	1,288	—	(774)	514	1,225
Silvertip	—	160	—	(31)	129	43
Vivien	—	2,067	—	(908)	1,159	2,305
Other	—	755	—	(655)	100	353
Corporate	—	—	—	—	(7,566)	(5,121)
Consolidated total	4,813	20,235	(2,454)	(12,639)	2,389	11,711

For the nine months ended September 30, 2017:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Impairment	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$		$	$

Beta Hunt	—	2,635	—	(745)	—	1,890	1,234
Florida Canyon	—	918	—	(510)	—	408	28
Jojoba & Other	—	14	—	—	(463)	(449)	14
La Colorada	2,555	—	(1,322)	(745)	—	488	1,233
Mt. Carlton	—	3,154	—	(1,614)	—	1,540	3,121
San Jose	—	1,022	—	(588)	—	434	1,012
Silvertip	—	142		—		142	142
Vivien	—	1,990	—	(983)	—	1,007	2,369
Corporate	—	—	—	—	—	(2,966)	(5,181)
Consolidated total	2,555	9,875	(1,322)	(5,185)	(463)	2,494	3,972

15.       CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

	Percent of life of mine gold production	Per ounce cash payment: Lesser of amount below and the then prevailing market price of gold
Gold Stream interests
La Colorada	100%	US$	650
La Bolsa	5%	US$	450

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2018 to 2022.